Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED SEPTEMBER 4, 2018
TO THE PROSPECTUS DATED JULY 6, 2018

This supplement No. 4 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 4 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the recent pricing information;
•updates to the repurchase limitations under our share repurchase plan; and
•an update to our plan of distribution.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from August 1 to August 31, 2018, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
August 1, 2018	$11.81	$11.84	$11.84	$11.85	$11.83
August 2, 2018	$11.83	$11.86	$11.87	$11.87	$11.86
August 3, 2018	$11.83	$11.87	$11.87	$11.87	$11.86
August 6, 2018	$11.83	$11.87	$11.87	$11.88	$11.86
August 7, 2018	$11.84	$11.87	$11.87	$11.88	$11.86
August 8, 2018	$11.84	$11.87	$11.87	$11.88	$11.86
August 9, 2018	$11.84	$11.87	$11.88	$11.88	$11.86
August 10, 2018	$11.84	$11.88	$11.88	$11.89	$11.87
August 13, 2018	$11.86	$11.89	$11.90	$11.90	$11.88
August 14, 2018	$11.86	$11.89	$11.90	$11.90	$11.89
August 15, 2018	$11.86	$11.89	$11.90	$11.90	$11.89
August 16, 2018	$11.86	$11.90	$11.90	$11.91	$11.89
August 17, 2018	$11.86	$11.90	$11.90	$11.91	$11.89
August 20, 2018	$11.87	$11.91	$11.91	$11.92	$11.90
August 21, 2018	$11.86	$11.90	$11.90	$11.91	$11.89
August 22, 2018	$11.89	$11.93	$11.93	$11.94	$11.92
August 23, 2018	$11.89	$11.93	$11.93	$11.94	$11.92
August 24, 2018	$11.90	$11.94	$11.94	$11.95	$11.93
August 27, 2018	$11.91	$11.94	$11.95	$11.95	$11.94
August 28, 2018	$11.91	$11.94	$11.95	$11.96	$11.94
August 29, 2018	$11.91	$11.95	$11.95	$11.96	$11.94
August 30, 2018	$11.91	$11.95	$11.95	$11.96	$11.94
August 31, 2018	$11.89	$11.93	$11.93	$11.94	$11.92

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.

Repurchase Limitations
The following supersedes and replaces the second sentence in the section entitled “Questions and Answers About This Offering-Q: What is the per share repurchase price?” on page 6 of the prospectus, and all similar disclosure throughout the prospectus, including in the sections entitled “Questions and Answers About This Offering-Q: Can I be certain that I will be able to liquidate my investment immediately at the time of my choosing?,” “Prospectus Summary-Class D Shares Private Placement,” “Prospectus Summary-Share Repurchase Plan,” “Risk Factors-Risks Related to Investing in Shares of Our Common Stock,” and “Stock Ownership of Certain Beneficial Owners-Ownership by Our Sponsor and its Affiliates,” is supplemented to disclose that the one-year repurchase limitation does not apply under certain circumstances following the departure of key persons:

No shares may be repurchased within one year after the date of purchase, except for repurchases related to the death or disability of a stockholder, under certain circumstances following the departure of key persons, or shares issued under our distribution reinvestment plan.

The following supersedes and replaces the first paragraph in the section entitled “Share Repurchase Plan-Repurchase Limitations” on page 133 of the prospectus:

Under our share repurchase plan, the repurchase of shares is limited during any calendar quarter to shares whose aggregate value (based on the repurchase price per share on the day the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, we limit repurchases to approximately 20% of our total NAV. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of a stockholder; provided, however, that shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. The one-year holding period will also not apply under certain circumstances following the departure of persons performing key management functions for our company as designated from time-to-time by our board of directors, including a majority of our independent directors, unless such persons are replaced as described below. We refer to such designated persons as “key persons.” Our current key persons are C. Allan Swaringen, Gregory Falk, Sean Meehan and Lucas Kimmel, and in the future our key persons will include any other individual appointed by a majority of our board of directors, including a majority of our independent directors, to replace any such key person named above. If during any 12 consecutive month period (a) two or more key persons cease to devote substantially all of their business time to our company for any reason, including death, permanent disability, resignation, withdrawal or removal, each of which we refer to as a “triggering event,” and (b) within 90 days of any triggering event a majority of our board of directors, including a majority of our independent directors, has not approved the replacement for each key person, then the one-year holding period will be waived with respect to the repurchase of any shares purchased prior to the fifth business day after the public disclosure of the occurrence of the conclusion of such 90-day period, which we refer to as a “waiver event.” We will publicly disclose any waiver event and the associated waiver of the one-year holding period promptly upon its occurrence. Any such public disclosure may be made to stockholders in a prospectus supplement, a special or periodic report filed by us, or a press release or on our website. All other limitations to our share repurchase plan, including the aggregate value limitations, will remain in effect during any waiver event period.

Plan of Distribution
The following is added after paragraph six in the section entitled “Plan of Distribution-Buying Shares” beginning on page 182 of the prospectus:
While the prospectus provides for subscriptions on a daily basis, certain participating broker-dealers may determine to only submit subscriptions on a monthly basis, and as a result, the price per share at which a subscription is executed may be either higher or lower than the price per share on the day that a completed subscription agreement was delivered to such participating broker-dealer. Clients of any such participating broker-dealers who submit subscription agreements for our shares will not become stockholders prior to the date that the subscription agreement is received and processed by us on such monthly basis, will be able to rescind their subscription prior to the date it is processed and are advised to monitor our daily pricing information.